

GZITIC Hualing Holdings Limited
國信華凌集團有限公司


03024786

3 July 2003

SECURITIES & EXCHANGE COMMISSION,
Office of International Corporate Finance,
450 Fifth Street, NW
Mail Stop 3-9
Washington, DC 20549
USA

Dear Sir/Madam,

Re: GZITIC Hualing Holdings Limited - File No. 82-4195 ("the Company")

Enclosed please find English and Chinese version of the following documents for your record:

Name of Notice or Report	No of Copies	Circulation Date	Information Provided to
Announcement	1	27 June 2003	Stock Exchange/Newspaper
Announcement	1	27 June 2003	Stock Exchange/Newspaper

Thanking for your kind attention.

Yours sincerely,
For and on behalf of
GZITIC Hualing Holdings Ltd.

Wong Hon Sum
Company Secretary

HW/ip

Encl.

Rooms 2802-4, 28/F., Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong.
Tel:(852) 2802 2155. Fax:(852) 2598 8995
http://www.hualing.com.hk


SEC MAIL PROCESSING
SECTION
RECEIVED
JUL 22 2003
WASH, D.C.
155

30/6/2003 China Daily


GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司
(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT OF CHANGE OF DIRECTORS

The Board of Directors of GZITIC Hualing Holdings Limited ("the Company") is pleased to announce that Mr. Li Yujun and Mr. Huang Weihua have been appointed as Executive Directors of the Company with effect from 27 June 2003. Mr. Li Yujun is further elected as the Chairman of the Company.

The Board of Directors of the Company announces that Ms. Liang Baoping and Ms. Ye Zhenwen resigned as Executive Directors of the Company with immediate effect. The Directors would like to take this opportunity to express their appreciation for their valuable contribution to the Company in the past years.

By Order of the Board
Wong Hon Sum
Company Secretary

Hong Kong, 27 June 2003

30/6/2003 信報


GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司
(於香港註冊成立之有限責任公司)

董事更替公佈

國信華凌集團有限公司(「本公司」)董事會茲宣佈，委任李宇君先生和黃偉華先生為本公司執行董事，由二零零三年六月二十七日起生效。李宇君先生同時被董事會推選為本公司的主席。

本公司董事會又宣佈，梁保平女士和葉真文女士辭任本公司執行董事職務，即日起生效。本公司董事會謹藉此機會，對他們在過去多年為本公司作出之寶貴貢獻深表謝意。

承董事會命
公司秘書
黃漢森

香港，二零零三年六月二十七日

30/6/2003 China Daily

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(incorporated in Hong Kong with limited liability)


SEC MAIL
RECEIVED
PROCESSING
JUL 2 2 2003
WASH. D.C.
155
SECTION

RESULTS OF EXTRAORDINARY GENERAL MEETING RELATING TO RESOLUTION ON ADOPTION OF THE NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

At the extraordinary general meeting of the Company held on 27 June 2003, the ordinary resolution relating to the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme which were put to the shareholders of the Company were duly passed.

Reference is made to the circular of GZITIC Hualing Holdings Limited (the "Company") dated 11 June 2003 (the "Circular") in respect of the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme. Unless otherwise defined, terms used in this announcement shall have the same meaning as defined in the Circular.

The Board is pleased to announce that at the extraordinary general meeting of the Company held on 27 June 2003, the ordinary resolution relating to the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme were duly passed by the shareholders of the Company by show of hands.

By Order of the Board
LI Yujun
Chairman

Hong Kong, 27 June 2003

30/6/2003 信報

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(於香港註冊成立之有限責任公司)

關於採納新股份期權計劃及終止現有股份期權計劃之決議案之股東特別大會之結果

於本公司在二零零三年六月二十七日舉行之股東特別大會上，向本公司股東提呈關於採納新股份期權計劃及終止現有股份期權計劃之普通決議案已正式獲得通過。

茲提述國信華凌集團有限公司(「本公司」)於二零零三年六月十一日刊發之通函(「該通函」)，內容關於採納新股份期權計劃及終止現有股份期權計劃。除文義另有指明外，本公佈所用詞語與該通函所界定者具有相同涵義。

董事會欣然宣佈，於本公司在二零零三年六月二十七日舉行之股東特別大會上，本公司股東已正式以舉手投票方式通過關於採納新股份期權計劃及終止現有股份期權計劃之普通決議案。

承董事會命
董事長
李宇君

香港，二零零三年六月二十七日